40|86 SERIES TRUST
11825 N. Pennsylvania Street
Carmel, Indiana 46032
(317) 817-4086

October 18, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Application & Report Services
100 F. Street, NE
Washington, DC 20549

Re:       40|86 Series Trust (the “Trust”)
Fidelity Bond Filing
Filing No. 2-80455; 811-3641

Gentlemen/Mesdames:

Enclosed for filing pursuant to Section 17g-1(g) of the Investment Company Act of 1940 is a copy of the fidelity bond issued by Federal Insurance Company, effective from September 6, 2006 to September 6, 2007, covering the Trust and 40|86 Strategic Income Fund for coverage in the amount of $1,275,000. Premiums on the Bond were paid for the year ending September 6, 2007. Premiums were allocated on the basis of relative net assets.

Also enclosed is a copy of the executed 7th Amended and Restated Allocation Agreement dated August 31, 2006 between 40|86 Series Trust and 40|86 Strategic Income Fund, plus the Secretary’s certificate and the resolutions adopted relating to the foregoing.

The initial amount of the single insured bond that 40|86 Series Trust would have provided and maintained had it not been named as an insured under their joint bond was $750,000.

Securities and Exchange Commission
Office of Application & Report Services
October 18, 2006

Please acknowledge receipt hereof by stamping and returning the copy of this letter to us in the enclosed, self-addressed stamped envelope. Any questions in regard to this filing may be directed to me at (800) 888-4086, ext 2669.

Sincerely,

/s/ Audrey L. Kurzawa

    Audrey L. Kurzawa
    President

cc:        Branch of Investment Company Examinations
Securities and Exchange Commission
Midwest Regional Office
175 W Jackson Blvd., Suite 800
Chicago, Illinois 60604

   CHUBB GROUP OF INSURANCE COMPANIES

[Missing Graphic Reference]     Capital Center, 251 N. Illinois, Suite 1100, Indianapolis, IN 46204-1927                                              Telephone (317) 321-6000

THIS CERTIFICATE THAT pending issuance of a Bond in the form described below, the Federal Insurance Company, hereinafter called the Company, is binding coverage described as follows:

1.	Named of Assured:	40/86 Series Trust and 40/86 Strategic Income Fund
	Address:	535 N. College Ave.
Carmel, Indiana 46032-4951

2.	Producer:	Marsh McLennan
	Attn:	Kevin Pyne
	Address:	500 West Monroe
Chicago, IL 60661

3.	Bond Number:	81522352

4.	Bond Type/Form No.:	Financial Institution Investment Company
Asset Protection Bond (Ed. 5-98)
Form 17-02-1421 and Form 17-02-1421 declarations

5.	Term of Binder:	From: 12:01 a.m. on 9/06/2006
To: 12:01 a.m. on 10/06/2006

6.	Bond Period:	From: 12:01 a.m. on 9/06/2006
To: 12:01 a.m. on 9/06/2007

7.	Limits of Liability:

	Insuring Clause	Limits of Liability	Deductible Amount
1.	Employee	$1,275,000	None
2.	Premises	$1,275,000	None
3.	Transit	No Coverage	No Coverage
4.	Forgery or Alteration	$1,275,000	None
5.	Extended Forgery	$1,275,000	None
6.	Counterfeit Currency	$1,275,000	$1,000
7.	Threats to Person	$1,275,000	$1,000
8.	Computer System	$1,275,000	$1,000
9.	Voice Initiated Transfer Instruction	$1,275,000	$1,000
10.	Uncollectible Items of Deposit	$1,275,000	$1,000
11.	Audit Expense	$1,275,000	$1,000

8.	Endorsements:	•	17-02-2437 Delete valuation (other property)
		•	17-02-6272 Named Assured
40/86 SERIES TRUST (“40/86 ST”)
40/86 STRATEGIC INCOME FUND (“40/86 SI”)
		•	Compliance W/Applicable Trade Sanction Laws
		•	99-10-0371 Indiana Notice to Bondholder
		•	17-02-6247 Automatic Acquistion Precentage Thresold Endt.
		•	17-02-6260 Amend Discovery Endorsement
		•	17-02-2365 Stop Payment Order or Refusal to Pay Check Endt.
		•	Manuscript: AMENDING GENERAL AGREEMENT C. ENDORSEMENT

“If during the BOND PERIOD the ASSURED creates a separate investment portfolio, and shall within ninety (90) days notify the COMPANY thereof, then this Bond shall automatically apply to the newly created investment portfolio. The COMPANY may make such coverage subject to the payment of an additional premium”

9.	Premium:	$8,000	(1 Year Prepaid Premium)

10.	Commission Payable:		Net

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity’s listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

• Nothing is required at this time

The foregoing Binder for coverage is subject to modification or withdrawal by the Company, if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured’s claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 08/24/2006 and attachments thereto issued by the Company. A copy of this quotation letter, without the reference attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

By: Travis J. Pearson	Date: 09/05/06
Authorized Representative

[Missing Graphic Reference]

IMPORTANT NOTICE TO POLICYHOLDER
OF TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the “Act”) effective November 26, 2002, we are making available to you insurance for losses arising out of certain acts of international terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company proviiding the coverage. The portion of the offered policy’s annual premium that is attributable to insurance for acts of terrorism is: $-0-.

If you have any questions about this notice, please contact your agent or broker.

7th AMENDED AND RESTATED
ALLOCATION AGREEMENT

THIS Amended and Restated ALLOCATION AGREEMENT (the "Agreement"), is effective as of this 31th day of August, 2006, by and among:

40|86 SERIES TRUST (the "Series Trust"), a registered investment company organized as a Massachusetts business trust on November 15, 1982, with its principal place of business at 11815 North Pennsylvania Street, Carmel, Indiana 46032, on behalf of the Series Trust, its portfolios as listed on Schedule A, which may be amended from time to time, (collectively, the "Portfolios"); and

40|86 STRATEGIC INCOME FUND (the “Trust”), a closed-end management investment company established as a Massachusetts business trust on May 28, 1998, with its principal place of business at 11825 North Pennsylvania Street, Carmel, Indiana, 46032, on its own.

This Agreement is entered into by the aforementioned parties (collectively, the "Joint Insureds") under the following circumstances:

WITNESSETH

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"), authorizes the Securities and Exchange Commission (the "Commission") to require that officers and employees of registered investment companies be bonded against larceny and embezzlement, and the Commission has adopted Rule 17g-1 under the 1940 Act dealing with this subject;

WHEREAS, the Series Trust, the Portfolios and the Trust are named or will be named as joint insureds under the terms of a certain bond or policy of insurance which insures against larceny and embezzlement of officers and employees (the "Fidelity Bond"), a copy of which Fidelity Bond is attached hereto as Exhibit A;

WHEREAS, the trustees of the Series Trust and the trustees of the Trust (collectively, the "Trustees"), including a majority of the Trustees who are not "interested persons" of the Series Trust and the Trust, as that term is defined in Section 2(a)(19) of the 1940 Act, have considered all relevant factors, including, but not limited to, the number of the parties named as "joint insureds" under the joint Fidelity Bond, the nature of the business activities of such Joint Insureds, the amount of the joint insured bond, the amount of the premium for such bond, and the ratable allocation of the premium among all parties named as insureds under the joint Fidelity Bond, and have determined that the share of the premium allocated to the Series Trust and the Trust is less than the premium each would have had to pay if each had provided and maintained a single insured bond, as required pursuant to paragraph (e) of Rule 17g-1, and also have determined that it would be in the best interests of (1) the Series Trust and the Portfolios and (2) the Trust, respectively, to be included as covered joint insureds under the joint insured Fidelity Bond, pursuant to the requirements of Rule 17g-1 under the 1940 Act;

WHEREAS, a majority of the Trustees who are not "interested persons," as that term is defined in Section 2(a)(19) of the 1940 Act, have given due consideration to all factors relevant to the form, amount, and apportionment of premiums and recoveries on such joint insured Fidelity Bond and such Trustees have approved the term and amount of the Fidelity Bond, the portions of the premium payable by each of the Portfolios and the Trust, and the manner in which recovery of said Fidelity Bond, if any, shall be shared by and among the parties hereto as set forth; and

WHEREAS, the Series Trust, the Portfolios, and the Trust now desire to enter into the agreement required by Rule 17g-l(f) under the 1940 Act to establish the manner in which recovery on said Fidelity Bond, if any, shall be shared.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

1. Payment of Premiums

Each of the Portfolios and the Trust shall pay that percentage of said amount of the premium due under the Fidelity Bond which is derived by a fraction, (i) the denominator of which is the total net assets of all the Portfolios and the Trust combined, and (ii) the numerator of which is the total net assets of each such Portfolio and the Trust, individually.

Each of the Portfolios and the Trust agree that the appropriateness of the allocation of said premium will be determined by 40|86 Advisors, Inc. ("40|86") on at least a semi-annual basis, subject to approval by the Trustees of both the Fidelity Bond and this Allocation Agreement no less often than annually.

2. Allocation of Recoveries

(a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bond, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully such party sustaining a loss.

(b) If the recovery is inadequate to indemnify fully each such party sustaining a loss, then the recovery shall be allocated among such parties as follows:

(i) Each such party sustaining a loss shall be allocated an amount equal to the lesser of that party's actual loss or the minimum amount of bond which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss) in accordance with the provisions of Rule 17g-l(d)(l) under the 1940 Act.

(ii) The remaining portion of the proceeds shall be allocated to each such party sustaining a loss not fully covered by the allocation under subparagraph 2(b)(i), above, in the proportion that each such party's last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party which had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party's last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

3. Obligation to Maintain Minimum Coverage

(a) Each of the Portfolios and the Trust represents and warrants to each of the other parties hereto that the minimum amount of coverage required of each such Portfolio and the Trust, respectively, shall be determined as of the date hereof pursuant to the schedule set forth in paragraph (d)(l) of Rule 17g-1 under the 1940 Act. The parties hereto agree that 40|86 will determine, no less frequently than at the end of each calendar quarter, the minimum amount of coverage which would be required of each of the Portfolios and the Trust, by Rule 17g1 (d)(l) if a determination with respect to the adequacy of the coverage were currently being made.

(b) In the event that the total amount of the minimum coverages thus determined exceeds the amount of coverage of the then-effective Fidelity Bond, the Trustees will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bond to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bond, will equal an amount of such minimums.

(c) Unless any, or all, of the Series Trust and the Trust elects to terminate this Agreement (pursuant to Paragraph 4, below) and the Series Trust's or the Trust’s respective participation in a joint-insured bond, each Portfolio and the Trust agrees to pay the Portfolio's and the Trust’s respective fair portion of the new or additional premium (taking into account all of the then-existing circumstances).

4. Prior Agreements: Termination

This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured bond and shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof. This Agreement shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days notice to the other parties hereto in writing.

5. Law Governing

This Agreement is governed by the laws of the State of Indiana (without reference to such state's conflict of law rules).

6. Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

7. Amendment, Modification. and Waiver

No term or provision of this Agreement may be amended, modified, or waived without the affirmative vote or action by written consent of each of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly-authorized officers as of the date first above written.

ATTEST:	40|86 SERIES TRUST

By: /s/ Jeffrey M. Stautz	By: /s/ Audrey L. Kurzawa
Name: Jeffrey M. Stautz	Name: Audrey L. Kurzawa
Title: Secretary	Title: President

ATTEST:	40|86 SERIES TRUST on behalf of the PORTFOLIOS of 40|86 SERIES TRUST

By: /s/ Jeffrey M. Stautz	By: /s/ Audrey L. Kurzawa
Name: Jeffrey M. Stautz	Name: Audrey L. Kurzawa
Title: Secretary	Title: President

ATTEST:	40|86 STRATEGIC INCOME FUND

By: /s/ Jeffrey M. Stautz	By: /s/ Audrey L. Kurzawa
Name: Jeffrey M. Stautz	Name: Audrey L. Kurzawa
Title: Secretary	Title: President

SCHEDULE A

The effective date of this schedule is August 31, 2006 It shall remain in full force and effect until subsequently amended.

PORTFOLIOS OF 40|86 SERIES TRUST

Equity Portfolio
Balanced Portfolio
Fixed Income Portfolio
Government Portfolio
Money Market Portfolio

40|86 SERIES TRUST

APPROVE AMOUNT OF FIDELITY BOND

(By the full Board and by the Independent Trustees)

WHEREAS, Rule 17g-1 under the Investment Company Act requires that the Trust maintain a bond against larceny and embezzlement, covering each officer and employee of the Trust who may have access to securities or funds of the Trust; and

WHEREAS, the Rule also requires the bond to be in such reasonable form and amount as a majority of the independent directors of the Board shall approve at least annually; and

WHEREAS, the assets of the Trust and 40|86 Strategic Income Fund are combined in one bond;

NOW, THEREFORE BE IT RESOLVED, the total amount of the Investment Company Asset Protection Bond required is $1,275,000 and the bond to be issued to the Trust by Federal Insurance for the period September 6, 2006 to September 6, 2007, be and is hereby ratified and approved.

40|86 Series Trust adopted August 31, 2006

CERTIFICATE

The undersigned, Audrey L. Kurzawa, hereby certifies that she is duly elected, qualified and acting Assistant Secretary of 40|86 Series Trust (“the Trust”); that attached hereto is a true and correct copy of the Resolutions authorizing the Fidelity Bond, which Resolutions were unanimously adopted by the Board of Trustees including all the trustees who are not “interested persons” of the Trust, that such Resolutions have not been further amended and as of the date hereof, remain in full force and effect.

IN WITNESS WHEREOF, this Certificate has been executed this 18th day of October 2006.

/s/ Audrey L. Kurzawa__________________
     Audrey L. Kurzawa
  President